

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-mail
John Robertson
President
Linux Gold Corporation
#240 – 11780 Hammersmith Way
 Richmond, BC V7A 5E9, Canada

     Re: **Linux Gold Corporation**
              Form 20-F for Fiscal Year Ended February 28, 2011
              Filed September 8, 2011
              File No. 000-30084

Dear Mr. Robertson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended February 28, 2011

Company Website

1. We note your website contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the Security and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Mineral Properties page 13

2. In future filings please disclose the information required under paragraph (b) of Industry Guide 7 for your Livengood property.

3. We note your disclosure indicating that you allowed your Granite Mountain claims to lapse due to a lack of mineralization. Additionally, we note on your company website and in your November 2011 presentation to investors that you provide information regarding Granite Mountain. Please advise.

Report on Independent Registered Public Accounting Firm, page F-2

4. We note the current audit opinion refers to the work of other auditors for the cumulative period from inception of the exploration stage (March 1, 2003) through February 28, 2009. Please revise to provide the audit opinions that cover such cumulative period. Please also ensure the other auditor(s) provides a currently dated consent(s) in connection with their audit report(s).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining